

16013662

UNITEDSTATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC 410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Street Caital Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boylston St., Suite 440
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark O'Keefe — 617-536-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

One Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



To the Partners
Newbury Street Capital Limited Partnership
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Newbury Street Capital Limited Partnership (the "Partnership"), as of December 31, 2015, and the related statements of income, comprehensive income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The Supplemental Schedule is the responsibility of the Partnership's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 29, 2016

OATH OR AFFIRMATION

I, Samuel E. Bain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Street Capital, Limited Partnership, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Newbury Street Capital LP as General Partner

Title

2\29\16 Notary Public

ROBERT KATZ
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 21, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NEWBURY STREET CAPITAL
LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2015

December 31		2015
Assets		
Current Assets:		
Cash and Cash Equivalents	$	370,949
Commissions Receivable		5,500
Prepaid Expenses and Other Current Assets		11,514
Total Current Assets		387,963
Clearing Broker Deposit		100,000
Total Assets	$	487,963
Liabilities and Partners' Capital		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	24,000
Partners' Capital:		
Partners' Capital		463,963
Total Liabilities and Partners' Capital	$	487,963

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31	2015
Revenues:	
Interest	$ 265,101
Commissions	272,714
Dividend Income	632
Realized Loss on Investments	(4,225)
Other Income	913
Total Revenues	535,135
Expenses:	
Management Fees	300,000
Commissions and Clearing	102,914
Professional Fees	39,628
Broker Dealer and Agent Fees	27,256
Insurance - Bonding	12,653
Quote Service	4,800
Miscellaneous	3,573
Computer Expense	2,100
Training	600
Interest Expense	307
Total Expenses	493,831
Net Income	$ 41,304

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31		2015
Net Income	$	41,304
Other Comprehensive Income:		
Unrealized Gain on Available for Sale Securities		261
Reclassification Adjustment for Loss Included in Net Income		4,225
Total Other Comprehensive Income		4,486
Total Comprehensive Income	$	45,790

The accompanying notes are an integral part of these financial statements.

	Partners' Capital	Accumulated Other Comprehensive Loss	Total Partners' Capital
Balance at December 31, 2014	$ 454,181	$ (4,486)	$ 449,695
Net Income	41,304	-	41,304
Other Comprehensive Income	-	4,486	4,486
Distributions to Partners	(31,522)	-	(31,522)
Balance at December 31, 2015	$ 463,963	$ -	$ 463,963

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2015
Cash Flows from Operating Activities:	
Net Income	$ 41,304
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Realized Loss on Investments	4,225
Increase in Commissions Receivable	(1,371)
Decrease in Prepaid Expenses and Other Current Assets	944
Decrease in Accounts Payable and Accrued Expenses	(727)
Decrease in Due to Affiliated Entity	(2,350)
Net Cash Provided by Operating Activities	42,025
Cash Flows from Investing Activities:	
Proceeds from Sale of Investments in Marketable Securities	28,003
Cash Flows from Financing Activities:	
Distributions to Partners	(31,522)
Principal Payment on Note Payable	(8,750)
Net Cash Used in Financing Activities	(40,272)
Net Increase in Cash and Cash Equivalents	29,756
Cash and Cash Equivalents, Beginning	341,193
Cash and Cash Equivalents, Ending	$ 370,949

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for Interest	$ 307

1. Organization and Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the "Partnership") was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade-date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Fair Value: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In order to measure fair value, the Partnership uses a fair value hierarchy for valuation inputs which gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Cash and Cash Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in federally insured interest-bearing accounts. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Investments in Marketable Securities: Investments in certain marketable debt and equity securities are required to be classified based on the Partnership's intent and ability to hold such securities. The classifications of the securities as "trading," "available for sale" and expected to be "held to maturity" are determined at the time the investments are purchased and are reassessed during the period in which the securities are held. Dividend and interest income are accounted for on the accrual basis.

Concentrations of Credit Risk: Financial instruments that potentially subject the Partnership to concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. The Partnership maintains its cash, cash equivalents and marketable securities with high-credit quality financial institutions.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes. However, in certain circumstances the Partnership may be required to pay state income taxes.

The Partnership assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Partnership's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income.

The General Partner has determined that the Partnership does not have a liability for uncertain tax positions or unrecognized benefits as of December 31, 2015. The Partnership does not expect any material change in uncertain tax benefits within the next twelve months.

1. **Organization and Significant Accounting Policies (Continued):**

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Actual results experienced by the Partnership may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2015 through February 29, 2016, the latter representing the issuance date of these financial statements. During that period, the Company has closed several client accounts which have transitioned to a third party broker. This represents a significant decrease in business.

2. **Investments in Marketable Securities:**

During the year ended December 31, 2015, the Partnership held investments in marketable equity securities classified as available for sale. These assets were measured at fair value based on quoted market prices.

During the year ended December 31, 2015, the Company sold its investments in marketable debt and equity securities, registered with the Securities and Exchange Commission, which were classified as available for sale. The Company sold its investments with an original cost of $32,228 for cash proceeds of $28,003. During the year ended December 31, 2015, unrealized holding gains on marketable securities in the amount of $261 are included in the accompanying statement of comprehensive income. During the year ended December 31, 2015, a realized loss of $4,486 was recognized in the accompanying statement of income.

3. **Clearing Broker:**

The Partnership is a party to a fully disclosed clearing agreement with a clearing broker. The terms of the agreement require that the Partnership maintain a deposit in the amount of $100,000.

Furthermore, the Partnership is required to notify the clearing broker in advance of partnership distributions in excess of ten percent of its net capital. The Partnership was in compliance with this contractual provision during 2015.

4. **Net Capital:**

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2015, the Partnership's net capital amounted to $452,449.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Partnership's aggregate indebtedness to net capital ratio amounted to 0.05 to 1.

5. **Related Party Transactions:**

The Partnership acts as a broker in security transactions for an entity affiliated through common ownership.

The affiliated entity provides certain administrative and management services to the Partnership. Management fees incurred by the Partnership for these services amounted to $300,000 in 2015.

Additional expenses incurred by the Partnership with the affiliated entity for training, computer, office, legal and research expenses amounted to $16,090 during the year ended December 31, 2015. There were no outstanding amounts due to the affiliated entity as of December 31, 2015.

6. **Notes Payable**

During the year ended December 31, 2013, the Partnership entered into a buyout agreement with one of its partners. The terms of the buyout agreement called for annual payments of $8,750. The buyout agreement was repaid in full during the year ended December 31, 2015.

7. Indemnifications:

In the ordinary course of business, the Partnership enters into various agreements containing standard indemnification provisions. The Partnership's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Partnership under such indemnification provisions is uncertain. As of December 31, 2015, no amounts have been accrued related to such indemnification provisions.

8. Subsequent Event:

Subsequent to December 31, 2015, the Partnership transitioned several client accounts to a third party broker which represents a significant decrease in business. As of February 29, 2016, the Partnership continues to earn commission fees and has no formal plans to dissolve the Partnership.

December 31		2015
Aggregate Indebtedness	$	24,000
Partners' Capital	$	463,963
Deductions for Nonallowable Assets:		
Prepaid Expenses and Other Current Assets		(11,514)
Net Capital		452,449
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	447,449
Ratio of Aggregate Indebtedness to Net Capital		.05 to 1

Reconciliation of Audited Computation of Net Capital under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the SEC:

The Partnership operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the SEC:

The Partnership is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2015.

MFA
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC Rule 17a-5, in which (1) Newbury Street Capital Limited Partnership (the "Partnership") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Partnership stated that the Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 29, 2015

Newbury Street Capital, LP
Exemption Report under SEC Rule 17a-5
Fiscal Year 2015

Under the provisions in paragraph (k) of SEC Rule 15c3-3 (the "exemption provisions"), Newbury Street Capital, LP ("NSC") claims an exemption from SEC Rule 15c3-3. NSC met the identified exemption provisions throughout fiscal year 2015 without exception.

Under the SEC Rule 15c3-3(k)(2)(ii) exemption, NSC clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer, Pershing LLC, and promptly transmits all customer funds and securities to Pershing LLC in their capacity as clearing broker-dealer. In this arrangement, Pershing LLC carries all of the customer accounts of NSC and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

This statement is made to the best knowledge and belief of NSC and there are no exceptions to the claimed exemptions above.

Affirmed by:

Samuel E. Bain, Jr.
President, Newbury Street Capital Limited Partnership
as General Partner

MFA
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
Boston, Massachusetts

Independent Accountants' Agreed-Upon Procedures
Report on Schedule of Assessment and Payments (Form SIPC-7)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Newbury Street Capital Limited Partnership (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, as follows:
    a. We compared the amount in line 2B from page 1 of the Form SIPC-7 to the amount of check number 1245 made payable to SIPC on July 24, 2015, and found them to be in agreement.
    b. We compared the amount in line 2G from page 1 of the Form SIPC-7 to the amount of check number 1260 made payable to SIPC on January 19, 2016, and found them to be in agreement.
2. Compared the amounts reported on the FOCUS reports for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.
    a. We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

       We agreed the amount of total revenue from the Form SIPC-7 page 2, line 2a to the sum of the amounts found on the Total Revenue line, code 4030 from the Partnership's FOCUS report filed for the periods January 1, 2015 through March 31, 2015, April 1, 2015 through June 30, 2015, July 1, 2015 through September 30, 2015, and October 1, 2015, through December 31, 2015. No difference was noted.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
    a. We performed the following procedures related to the adjustments on the Form SIPC-7:

       We agreed the amount on page 2 line 2c.(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $19,059 to a supporting schedule of commissions expenses provided by Mark O'Keefe, Managing Director and CFO. No difference was noted.

       We agreed the amount on page 2 line 2c.(5), net gain from securities in investment accounts of $1,174 to a supporting schedule of net gains provided by Mark O'Keefe, Managing Director and CFO. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   a. We recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $519,388 and $1,298 respectively] of the Form SIPC-7. No difference was noted.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, line 2a of the Form SIPC-7 and subtracting total deductions reported on page 2, line 2c, of Form SIPC-7. No difference was noted.

      The General Assessment @ .0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, line 2d of Form SIPC-7 by 0.0025. No difference was noted.

   b. We footed the supporting schedule provided by Mark O'Keefe, Managing Director and CFO, for procedure 3 above and agreed the individual amounts listed on the schedule to the trial balance for the year ended December 31, 2015. No differences were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 29, 2016

1260

NEWBURY STREET CAPITAL L.P.
500 BOYLSTON STREET STE #440
BOSTON, MA 02116

Cambridge Trust Company
CAMBRIDGE, MASS.
53-59-113

1/19/2016

PAY TO THE ORDER OF SIPC $ **661.00

Six Hundred Sixty-One and 00/100*************************************** DOLLARS

SIPC
P.O Box 92185
Washington, DC 20090-2185

MEMO
2015 SIPC-7 Assessment 8-045673

AUTHORIZED SIGNATURE

⑈001260⑈ ⑆011300595⑆ ⑈56207601⑈

NEWBURY STREET CAPITAL L.P. 1260

SIPC 1/19/2016

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
1/19/2016	Bill	SIPC-7	661.00	661.00		661.00
					Check Amount	661.00

CASH CHECKING - CTC 2015 SIPC-7 Assessment 8-045673 661.00

NEWBURY STREET CAPITAL L.P. 1260

SIPC 1/19/2016

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
1/19/2016	Bill	SIPC-7	661.00	661.00		661.00
					Check Amount	661.00

CASH CHECKING - CTC 2015 SIPC-7 Assessment 8-045673 661.00

PRODUCT SSLT104 USE WITH 91663 ENVELOPE

20 COAB4D STXRX9 02/25/2015 05:59

ENDORSE HERE

DO NOT WRITE, STAMP OR SIGN BELOW THIS LINE
RESERVED FOR FINANCIAL INSTITUTION USE *

RS-03

The security features listed below, as well as those not listed, exceed industry guidelines.

Security Features:

Hologram	• Multi-dimensional foil seal fused to check stock. Cannot be photocopied
Heat Sensitive Ink	• Hold red image with fingers or breathe on it. The image will fade and reappear.
True Watermark	• Hold check to a light source to view. Cannot be photocopied.
Visible Fibers	• Visible fibers embedded in the paper
Invisible Fibers	• Fibers in paper visible under ultraviolet light.
Void Pantograph with Verification Area (VA)	• When check is photocopied, the word "VOID" appears and VA disappears from center area.
Chemically Sensitive Paper and Chemical Wash Detection Area	• Stains or spots may appear if chemical alteration attempts are made
Microprinting	• MP Small type in check border appears as dotted line when copied.
High Resolution Warning Band	• Text alerts handler to security features
False Positive Test Area	• Detection circle "lock" visible under UV light. Lock area changes color when tested with counterfeit detector pen.
Anti Copy Technology	• Document made with technology to prevent most copiers from creating a usable copy.
Original Document Back Pattern	• Discourages cut-and-paste alterations.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******78******************ALL FOR AADC 021
045673 FINRA DEC
NEWBURY STREET CAPITAL
500 BOYLSTON ST STE 440
BOSTON MA 02116-3740

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,298

B. Less payment made with SIPC-6 filed (**exclude interest**) (637)
7/24/2015
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 661

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 661

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 661

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Newbury Street Capital Limited Partnership
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature) MARK O'KEEFE

FINOP
(Title)

Dated the 19th day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 539,621

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 19,059

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 1,174

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 20,233

2d. SIPC Net Operating Revenues $ 519,388

2e. General Assessment @ .0025 $ 1,298

(to page 1, line 2.A.)

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1298.

B. Less payment made with SIPC-6 filed (exclude interest) (637)

7/24/2015
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 661

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 661

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 661

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NSC ...
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 19th day of Jan, 20 16.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/15
and ending 12/31/15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 539,621
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (clearing chgs)	19,059
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts. (error acct)	1,174
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	20,233
2d. SIPC Net Operating Revenues	$ 519,388
2e. General Assessment @ .0025	$ 1,298

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation

******IMPORTANT NOTICE******

If you are subject to the annual audit performed by an independent outside auditor completed at your year end (FYE), you must file a copy of the audit with SIPC. In December 2013, SEC Rule 17a-5(d)(6) was amended to require members to file a copy of the annual audit report with SIPC in addition to the SEC and your DEA. See 17 C.F.R.240.17a-5(d)(6)(2014).

How should I file the Annual Audit Report with SIPC?

Annual Audit Reports are **only** accepted electronically and must be e-mailed to SIPCAuditReports@sipc.org. The subject line of the email must include the SEC 8-#, the name of the member firm for whom the report is being submitted and the FYE. **PLEASE DO NOT SEND ANY OTHER SIPC REPORT (E.G. SIPC-6, SIPC-7 OR SIPC-3) IN THE SAME EMAIL AS THE ANNUAL AUDIT REPORT.**

Do I need to file the "Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation," or "Claim of Exclusion from Membership" in accordance with SEC Rule 17a-5(e)(4)?

You are required to file this report if your total revenue is $500,000 or more.

How should I file the Agreed-Upon Procedures (e)(4) Report?

Please send the (e)(4) report separately from the Annual Audit Report.

There are two options to send the (e)(4) report to SIPC:

1) File the (e)(4) report with the copy of the SIPC-7 or SIPC-3 by sending an e-mail to form@sipc.org.. In the subject line, list the SEC 8-# and the name of the firm for whom the report is being filed, or

2) Mail the (e)(4) report together with a copy of the SIPC-7 or SIPC-3 to SIPC's street address:

1667 K Street N.W. Suite 1000
Washington, DC 20006-1620